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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                 Multex.Com Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    625367107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[X]       Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)
                               Page 1 of 12 pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).


   J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture
   Capital Associaties, L.L.C.)
   13-337-6808
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)


    (a) -----------------------------------------------------------------------

    (b) -----------------------------------------------------------------------

-------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------- ---------------------------------------
4. Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power          0
  Beneficially Owned    -------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:          -------------------------------------------------------
                           7.     Sole Dispositive Power     0
                        -------------------------------------------------------
                           8.     Shared Dispositive Power


------------------------------------------------- -----------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person          0
-------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)       0%
-------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
CO
 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


-------------------------------------------------------------------------------



SEC 1745 (3-98)

                               Page 2 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107






PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the sale by the Reporting Person of all of the Issuer's voting securities previously owned by the Reporting Person.

           (A)      NAME OF ISSUER:
                    ---------------

                    Multex.Com Inc.

           (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    ------------------------------------------------

                    33 Maiden Lane, 5th Floor
                    New York, New York  10038

ITEM 2.

           (A)      NAME OF PERSON FILING:
                    ----------------------

                    J.P. Morgan Partners (SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

           (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------

                    1221 Avenue of the Americas
                    New York, New York  10020

           (C)      CITIZENSHIP:

                    Delaware

           (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                    ----------------------------------------

                    Common Stock

           (E)      CUSIP NUMBER:
                    -------------

                    625367107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable.

ITEM 4.  OWNERSHIP

           (A)      AMOUNT BENEFICIALLY OWNED:
                    --------------------------

                           0

           (B)      PERCENT OF CLASS:
                    -----------------

                           0%

           (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    --------------------------------------------

                    (i)      0



SEC 1745 (3-98)

                               Page 3 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107

                   (ii)     Not applicable.
                   (iii)    0
                   (iv)     Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities. Pursuant to an Amendment to the Agreement governing the operation and management of the program that became effective as of July 1, 2001, the parties agreed to cease making new investments and to liquidate existing investments in an orderly fashion.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.  CERTIFICATION

                  Not applicable


SEC 1745 (3-98)

                               Page 4 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                              J.P. MORGAN PARTNERS (SBIC), LLC


                              By:  /s/ JEFFREY C. WALKER
                                  --------------------------------
                                  Name:    Jeffrey C. Walker
                                  Title:   President



SEC 1745 (3-98)

                               Page 5 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107



                                  EXHIBIT 2(A)
                                  ------------

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.







SEC 1745 (3-98)

                               Page 6 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        --------------------------------
                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

----

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)

                               Page 7 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107


                                  DIRECTORS(1)
                                  ------------
                               Jeffrey C. Walker*






----

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.







SEC 1745 (3-98)

                               Page 8 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107


                                                                      SCHEDULE B


                               JPMP CAPITAL CORP.
                             ---------------------
                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


----

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)

                               Page 9 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107

                                  DIRECTORS(1)
                              ---------------------
                              William B. Harrison**
                               Jeffrey C. Walker*




----

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.





SEC 1745 (3-98)

                              Page 10 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107



                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.
                            ------------------------
                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi*
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr.*
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                  DIRECTORS(1)
                                  -------------

                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer           Retired Chairman of the Board and
                           Chief Executive Officer
                           Deere & Company
                           One John Deere Place
                           Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel           Chairman and Chief Executive Officer
                           Bechtel Group, Inc.
                           P.O. Box 193965
                           San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.      President and Chief Executive Officer
                           The Hearst Corporation
                           959 Eighth Avenue
                           New York, New York  10019
--------------------------------------------------------------------------------

-----

(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.



SEC 1745 (3-98)

                              Page 11 of 12 Pages

                                  SCHEDULE 13G



ISSUER: Multex.Com Inc.                                     CUSIP NO.: 625367107






                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy        Chairman of the Board
                           Honeywell International
                           P.O. Box 3000
                           Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns           Chairman of the Board
                           Ryder System, Inc.
                           3600 N.W. 82nd Avenue
                           Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller         Retired Co-Chairman
                           BP Amoco p.l.c.
                           1111 Warrenville Road, Suite 25
                           Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter            President and Trustee
                           American Museum of Natural History
                           Central Park West at 79th Street
                           New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III       President and Chief Executive Officer
                           The College Fund/UNCF
                           9860 Willow Oaks Corporate Drive
                           P.O. Box 10444
                           Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.   Chairman of the Board and Chief Executive Officer
                           J.P. Morgan Chase & Co.
                           270 Park Avenue, 8th Floor
                           New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan           Of Counsel
                           Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Times Square
                           New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond             Chairman of the Board and Chief Executive Officer
                           Exxon Mobil Corporation
                           5959 Las Colinas Boulevard
                           Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford           Chairman of the Board
                           American Home Products Corporation
                           5 Giralda Farms
                           Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward              Chief Executive Officer
                           U.S. Olympic Committee
                           One Olympic Plaza
                           Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman        Professor of Business Administration
                              and Public Policy
                           The University of Michigan
                           School of Public Policy
                           411 Lorch Hall, 611 Tappan Street
                           Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------



SEC 1745 (3-98)

                              Page 12 of 12 Pages